Exhibit 99.1

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION PROVIDES DISCLOSURE UNDER

THE RULES OF THE PHILIPPINE STOCK EXCHANGE

October 9, 2013 – Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has provided disclosure under the rules of the PSE.

FOR IMMEDIATE RELASE

MELCO CROWN PHILIPPINES ANNOUNCES “CITY OF DREAMS MANILA” AS THE

OFFICIAL BRAND OF ITS INTEGRATED RESORT IN MANILA

Together with a Meaningful Increase in Allowable Gaming Positions

City of Dreams Manila is Well Positioned to Capitalize on the Fast-Growing and Dynamic

Tourism Industry in the Philippines

Manila, October 9, 2013 – Integrated casino resort developer Melco Crown (Philippines) Resorts Corporation (“MCP” or the “Company”), a company with its shares listed on the Philippine Stock Exchange (“PSE”) with trading symbol “MCP” and a subsidiary of Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL) which is a developer and owner of casino gaming and entertainment resort facilities in Asia, today announced that its new integrated casino resort at Entertainment City, Manila, will be branded “City of Dreams Manila”. Furthermore, following various amendments to gaming regulations in the Philippines by PAGCOR, City of Dreams Manila has been permitted to operate a substantially increased number of gaming tables and electronic gaming machines upon opening.

City of Dreams Manila Brand Unveiling

In recognition of Melco Crown Entertainment’s commitment to bringing the best in entertainment and gaming to the Philippines, MCP’s integrated casino resort in Manila will be branded City of Dreams Manila, the namesake of Melco Crown Entertainment’s world-class flagship integrated resort in Macau, City of Dreams. City of Dreams Manila, when it opens around the middle of 2014, will mark the formal entry of Melco Crown Entertainment into the fast-growing and dynamic tourism industry in the Philippines.

Melco Crown Entertainment has been a pioneer in the development of integrated entertainment resorts in Asia. Its successful City of Dreams branded Macau flagship integrated resort has been a major catalyst in helping the city establish itself as one of the leading entertainment and tourism destinations in Asia.

City of Dreams Macau is renowned for delivering world-class gaming and entertainment offerings to the region, including the internationally acclaimed and award winning The House of Dancing Water Show and Club Cubic, one of the leading nightclubs in Macau. The outstanding performance of City of Dreams Macau has been widely recognized, receiving numerous international awards including the “Integrated Resort of the Year” by International Gaming Awards, the “Best Leisure Development in China and Asia Pacific” by International Property Awards, and the “Best Integrated Resort in Asia Pacific” by TTG Asia Travel Awards.

The Naming Ceremony was officiated by the visionary behind the City of Dreams brand – Co-Chairman & CEO, Mr. Lawrence Ho and Co-Chairman, Mr. James Packer, accompanied by the Chairman and President of MCP, Mr. Clarence Chung and in the presence of other guests of honor and media.

Mr. Clarence Chung, Chairman and President of Melco Crown Philippines said: “I would like to express my sincerest gratitude to the Government of the Republic of the Philippines and PAGCOR for their continuous support in helping us realize this gaming, leisure and entertainment complex in Manila. The development of City of Dreams Manila is progressing well and we firmly believe it will play a key role in further enhancing the Philippines as a leading leisure and tourism destination in the region. I would also like to express our gratitude to Mr. Lawrence Ho, Mr. James Packer and our parent company Melco Crown Entertainment for their on-going support in bringing this exciting project to realization.”

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment said: “I am delighted to announce that we are bringing the highly successful City of Dreams brand to the Philippines. City of Dreams Manila will herald a new era of entertainment in Manila and will provide visitors with an exceptional world-class gaming and entertainment experience, delivering international standards of retail, food & beverage and hotel amenities, together with diverse and innovative lifestyle and entertainment offerings. I am confident that City of Dreams Manila will be the pride of the leisure and entertainment industry here in the Philippines.”

The Company is also pleased to announce that City of Dreams Manila will include an approximately 260 room Crown Towers hotel, a luxurious, premium hotel brand, adding to the brand’s two current locations; Crown Towers hotel at Crown Melbourne, Australia and the Forbes Five Star Crown Towers hotel at City of Dreams Macau. The Crown Towers hotel at City of Dreams Manila will cater to the high end VIP and premium mass market segments in Manila, leveraging the experience that Melco Crown Entertainment has built up in these key segments, notably through its vast operations in Macau.

Mr. James Packer, Co-Chairman of Melco Crown Entertainment said: “The addition of the Crown Towers hotel brand in Manila is another example of Crown’s strong relationship with Melco Crown Entertainment and recognition of the unique opportunity City of Dreams Manila offers to further expand the Crown brand throughout Asia, helping us to realize Crown’s vision of being a leading global luxury brand, with a focus on the broader Asian market. Melco Crown Entertainment’s decision to introduce the exclusive and luxurious Crown Towers hotel brand to City of Dreams Manila further illustrates the commitment in expanding the premium and high end gaming market in the Philippines, a valuable market that Manila is comparatively missing out on.”

Meaningful Increase in Allowable Gaming Positions

Following Revisions to Gaming Regulations

To encourage casino licensees in Entertainment City to develop and operate high quality, internationally competitive, hotel and non-gaming amenities, as well as drive junket gaming operations at their integrated casino resorts in Entertainment City, Manila, the Philippine Amusement and Gaming Corporation (“PAGCOR”) recently enacted revisions to Regulations 2 (Casino Layout), Regulations 3 (Gaming Tables) and Regulations 4 (Electronic Gaming Machines) (together the “Regulatory Revisions”) of the Casino Regulatory Manual.

In addition to the current requirement that each integrated casino resort have a minimum of 800 room keys and a weighted average hotel room size of 40 square meters, the previous Entertainment City regulatory framework allowed a certain allocation of gaming tables and electronic table games with reference to the number of hotel rooms in operation at the resort.

The Regulatory Revisions allow for an increased number of gaming tables, additional bonus junket tables and electronic gaming machines provided that various size thresholds for hotel rooms, room suites and villas are met.

As a result of these Regulatory Revisions, City of Dreams Manila is now anticipated to be able to operate up to approximately 365 gaming tables, 1,680 slot machines and 1,680 electronic table games upon opening.

This compares to 242 gaming tables and 1,450 electronic gaming machines (including both slot machines and electronic table games) which were previously anticipated to be in operation at City of Dreams Manila.

Mr. Clarence Chung, Chairman of Melco Crown Philippines, “PAGCOR’s decision of gaming positions allocation based on both quality and size of hotel rooms demonstrates its forward-thinking approach to ensure integrated casino resorts in Entertainment City, Manila, possess adequate amenities which are of a quality and scale necessary to contribute to the long term success of Entertainment City.

“The meaningful increase in allowable gaming positions at City of Dreams Manila supports the brand mission and vision of delivering a superior and premium product to the Philippines entertainment and gaming market. We strongly believe this favorable policy revision would further differentiate us apart from our competition and make City of Dreams Manila an internationally competitive leisure and tourism proposition which will cater to the fast growing Asian middle class.

“We look forward to working closely with PAGCOR and the Philippines Government to support and contribute to the growth of the leisure and tourism industry in the Philippines.”

As a result of the decision to deploy the City of Dreams and Crown Towers brands, as well as reconfiguration of the integrated resort following the increase in allowable gaming positions, the anticipated project budget for development, including construction and other costs, of City of Dreams Manila up to the time of its opening has been increased to approximately US$680 million from approximately US$620 million.

Facts about City of Dreams Manila

City of Dreams Manila is being developed and to be operated by Melco Crown (Philippines) Resorts Corporation in alliance with SM Group’s Belle Corporation. Upon completion around the middle of 2014, the resort complex located on an approximately 6.2-hectare site at the gateway to Entertainment City will include the ultimate in entertainment, hotel, retail and dining and lifestyle experiences with approximately 20,100 sq. meters of aggregated gaming space, VIP and mass-market gaming facilities.

The integrated resort will feature three distinctive entertainment venues, including Manila’s first branded Family Entertainment Center, a live performance central lounge inside the casino and a night club situated at the Fortune Egg, an architecturally-unique dome-like structure, which will be accented with creative exterior lighting design. It is expected to become an iconic landmark of the Manila Bay area.

City of Dreams Manila represents an important milestone for Melco Crown Entertainment, marking its formal entry into an entertainment and gaming market outside of Macau. City of Dreams Manila meaningfully expands Melco Crown Entertainment’s regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown (Philippines) Resorts Corporation

Melco Crown (Philippines) Resorts Corporation, with its shares listed on the Philippine Stock Exchange (PSE: MCP), is a subsidiary of Melco Crown Entertainment (SEHK: 6883; NASDAQ: MPEL). It is currently developing City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in Manila, which is expected to open in mid-2014 and have six hotel towers, including an approximately 260 room Crown Towers hotel and other hotels with VIP and five-star luxury rooms and high-end boutique hotel rooms, numerous specialty restaurants and bars, gaming facilities, a multi-level car park, as well as three separate entertainment venues. For more information about Melco Crown Philippines, please visit www.melco-crown-philippines.com.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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